CAS MEDICAL SYSTEMS, INC.
                             44 EAST INDUSTRIAL ROAD
                               BRANFORD, CT 06405
                              203-488-6056 (Phone)
                               203-488-9438 (Fax)


September 12, 2007

VIA EDGAR

Mr. Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Washington, DC  20549

Re:  CAS Medical Systems, Inc. (the "Company")
     Form 10-KSB for the fiscal year ended December 31, 2006
     Filed March 19, 2007
     Form 10-Q for the quarterly period ended June 30, 2007 File No.
     000-13839

Dear Mr. Todd:

We are in receipt of your letter dated August 28, 2007, which contained comments regarding our Form 10-KSB for the fiscal year ended December 31, 2006 and our Form 10-Q for the quarterly period ended June 30, 2007. Listed below are specific responses to each of your numbered comments.

Form 10-KSB for the fiscal year ended December 31, 2006
-------------------------------------------------------

Description of Business, page 3
-------------------------------

Principal Products and Services, page 3
---------------------------------------

1. YOU DESCRIBE VARIOUS PRODUCT GROUPS ON PAGES 3 AND 4. PLEASE EXPAND THE NOTES TO FUTURE FINANCIAL STATEMENTS TO PROVIDE DISCLOSURE OF REVENUES FROM PRODUCT LINES PURSUANT TO PARAGRAPH 37 TO SFAS 131. IF YOU BELIEVE SUCH DISCLOSURE IS NOT REQUIRED, PLEASE TELL US WHY.

     Response: The Company appreciates the need to expand its disclosures with respect to product revenues. Future disclosure shall include revenue information for the following product categories:

     Acute Monitoring and Accessories - This category shall include revenues from our recently launched Fore-Sight(TM) cerebral oximeter.

     Sub-Acute Monitoring and Accessories - This category shall include revenues from our Vital Signs products and our cardio-respiratory products.

     Blood Pressure Measurement Technology - This category shall include sales of our proprietary blood pressure modules and related accessories. Such sales are also described as OEM ("Original Equipment Manufacturer") sales. These modules are used in larger monitoring systems where practitioners are able to measure multiple parameters.

     Supplies/Service/Other - This category shall include sales of neonatal intensive care consumable products, blood pressure cuff sales sold outside of the OEM marketplace, service parts and repair charges and other revenues.

2. PLEASE ALSO EXPAND THE NOTES TO FUTURE FINANCIAL STATEMENTS TO MAKE GEOGRAPHIC DISCLOSURES ABOUT REVENUES PURSUANT TO PARAGRAPH 38 TO SFAS 131.

     Response: Future financial statements shall make reference to revenues from domestic and international sources.

Consolidated Financial Statements
---------------------------------

Report of UHY LLP, Independent Registered Public Accounting Firm, page F-1
--------------------------------------------------------------------------

3. WE SEE THAT THE THIRD PARAGRAPH OF THE AUDIT REPORT REFERS ONLY TO RESULTS OF THE AUDIT OF "THE CONSOLIDATED RESULTS OF [THE COMPANY'S] OPERATIONS AND CASH FLOWS FOR THE YEAR THEN ENDED." PLEASE REVISE TO STATE, IF TRUE, THAT THE OPERATIONS AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 ARE PRESENTED FAIRLY, IN ALL MATERIAL RESPECTS, IN CONFORMITY WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA.

     Response: We have discussed this matter with our auditors. They agree that the audit report should have read "years" rather than "year" in paragraph three thereof (as it does in paragraph one of the same). We do not believe that this typographical error has caused the auditor's report to be misleading nor has it caused the Company's financial statements to be incomplete or misleading and do not believe that this matter merits an amended filing.

Note 2, Acquisition, page F-6
-----------------------------

4. WE SEE THAT YOU RECORDED A SIGNIFICANT AMOUNT OF THE STATCORP PURCHASE PRICE TO GOODWILL AND AN INSIGNIFICANT AMOUNT TO OTHER INTANGIBLE ASSETS. WE SEE THAT STATCORP WAS AN OPERATING BUSINESS WITH CUSTOMERS, PRODUCTS

     AND TECHNOLOGY. PLEASE FULLY DESCRIBE TO US HOW YOU EVALUATED THE ACQUIRED BUSINESS IN PERFORMING A SEARCH FOR AND ALLOCATING THE AMOUNT TO OTHER INTANGIBLE ASSETS. IN THE REGARD, ALSO TELL US HOW YOU CONSIDERED AND APPLIED THE GUIDANCE FROM PARAGRAPHS 39 AND A10-A28 OF SFAS 141 AND EITF 02-17. IN ADDITION, PLEASE TELL US AND REVISE FUTURE FILINGS TO DISCLOSE THE NATURE OF ACQUIRED INTANGIBLE ASSETS IN ACCORDANCE WITH PARAGRAPH 52(A) OF SFAS 141.

     Response: The Company carefully performed an evaluation of the assets of Statcorp, Inc. acquired during May 2005. We believe that there were no measurable and identifiable intangible assets of Statcorp that meet the criteria for recognition apart from Goodwill as described in paragraph 39 of SFAS 141 and appendix items A14 - A28. Despite the fact that our Company acquired an operating business, Statcorp operated in a very price competitive and commodity-like environment with a number of larger competitors. Its sales are concentrated among a small group of large companies with significant resources and the ability to change suppliers with relative ease. There are no intellectual property considerations nor were there registered trademarks or certifications as of the acquisition date which may have created competitive advantages or barriers to entry into these markets.

Note 3, Summary of Significant Accounting Policies, page F-7
------------------------------------------------------------

Intangible and Other Assets, page F-8
-------------------------------------

5.   PLEASE DISCLOSE THE USEFUL LIVES ASSIGNED TO YOUR INTANGIBLE ASSETS.

     Response: Future filings shall supplement the non-quantified current disclosures with the numerical range of lives. The useful lives of our intangible assets are as follows -

     Trademarks - indefinite lives (We believe no legal, regulatory, contractual, competitive, economic, or other factors limit the useful lives of our trademarks.)

     Deposits - not subject to amortization

     Patent Annuity Costs - 1 to 5 years

     Product In-Service CDs - 2 years

     Capitalized Software - 3 years

     Stock Registration Costs - 5 years

     Technology Purchases - 5 years

     Deferred Finance Charges - 14 years

     Patents Issued - 17 years

6. AS A RELATED MATTER, WE SEE THAT THE NET BALANCE OF INTANGIBLE AND OTHER ASSETS AS OF 2006 IS APPROXIMATELY $457,000. PLEASE TELL US HOW EXPECTED AMORTIZATION DECREASES TO ONLY $6,000 IN 2010. IF THE $457,000 INCLUDES ASSETS OTHER THAN AMORTIZING INTANGIBLE ASSETS, PLEASE FURTHER DISAGGREGATE THE TABULAR DISCLOSURE TO CLARIFY THE COMPOSITION OF THE ACCOUNT.

     Response: Please note that as of December 31, 2006, the $457,352 of net other intangible assets contain $317,021 recorded for patents pending as of December 31, 2006 which shall be amortized upon notification of patent awards. Much of these intellectual property costs have been expended during 2006 and pertain to our cerebral oximetry technology described on Page 5 of our Form 10-KSB. As of June 30, 2007, $193,357 of the $317,021 is being amortized while $123,664 of the $317,021 remains pending and awaiting patent awards. Outside of active patents issued and patents pending, the majority of the other intangible assets has much shorter lives and as a result has no remaining amortization as of the year 2010. In addition, $25,269 pertains to trademarks and deposits which have indefinite lives.


Revenue and Accounts Receivable Recognition, page F-8
-----------------------------------------------------

7. IN THE FUTURE FILINGS PLEASE REVISE TO DESCRIBE THE TERMS AND CONDITIONS OF PRODUCT SALES IN SUFFICIENT DETAIL TO SUPPORT THAT YOUR PRACTICES ARE APPROPRIATE. SPECIFICALLY ADDRESS THE NATURE AND EXTENT OF ANY POST SHIPMENT OBLIGATIONS AND CUSTOMER ACCEPTANCE PROVISIONS, INCLUDING DISCUSSION OF HOW SUCH OBLIGATIONS AND PROVISIONS ARE CONSIDERED IN YOUR PRACTICES. ALSO ADDRESS RETURN POLICIES AND PAYMENT TERMS FOR BOTH END-USERS AND RESELLERS. TO THE EXTENT THE TERMS AND CONDITIONS OF SALE VARY BASED ON PRODUCT, SERVICE, CUSTOMER OR OTHER FACTOR YOUR DISCLOSURE SHOULD BE SPECIFIC. PLEASE SHOW US WHAT YOU PLAN TO DISCLOSE.

     Response: Future filings shall be adjusted to report the following:
     Revenues from sales and accounts receivable are recognized when evidence of an arrangement exists, delivery has occurred based upon shipping terms, the selling price is fixed and determinable, and collectibility is reasonably assured. Terms of sale for most domestic sales are FOB origin and for most international sales are EX-Works reflecting that ownership and risk of loss are assumed by the buyer at shipping point. In addition, the Company has certain agreements with its customers to ship FOB destination reflecting that ownership and risk of loss are assumed by the buyer upon delivery. While the Company accepts returns of products from its customers from time to time for various reasons including defective goods, order entry, shipping or other errors, the Company's business practices do not include providing right of return at the time of sale. Historically, such returns have not been significant. The Company has entered into agreements with several customers to provide them with price rebates based upon their level of purchases. Rebates are accrued by the Company as a reduction in net sales as they are earned by customers. Payment terms range from prepayment to net sixty days depending upon certain factors including customer credit worthiness, geographical location and customer type (i.e., end-user, distributor, government or private entity) and also includes irrevocable letters of credit for certain international shipments. Price discounts that may be taken by customers under contractual arrangements for payment of invoices within specified periods are recorded as reductions to net sales at the time of payment and are generally insignificant in relation to net sales. Further, the Company accrues expected payment discounts based upon specific customer accounts receivable balances. The Company does not incur post shipment obligations with the exception of product warranties which are generally fulfilled from the Company's corporate facilities and which costs are not material relative to the sale of the product. Accounts receivable are charged to the allowance for doubtful accounts when deemed uncollectible.


Stock-based Compensation, page F-10
-----------------------------------

8. IN FUTURE FILINGS PLEASE ADD DISCLOSURE THAT DESCRIBES MANAGEMENT'S BASES FOR EACH OF THE ASSUMPTIONS USED FOR BLACK-SCHOLES PURPOSES, INCLUDING ESTIMATED FORFEITURES.

     Response: Future filings shall describe the Company's bases for each of the assumptions used for Black-Scholes purposes including forfeitures.

9. IN FUTURE FILINGS PLEASE DISCLOSE HOW YOU DETERMINE THE FAIR VALUE OF RESTRICTED STOCK. IF YOU USE OTHER THAN QUOTED MARKET PRICE, PLEASE TELL US HOW YOUR MEASUREMENTS ARE APPROPRIATE UNDER SFAS 123(R).

     Response: Future filings shall describe the method used to determine the fair value of restricted stock. For these purposes, please note that the Company uses the closing market price on the date of grant to value restricted stock grants.


Form 10-Q for the quarterly period ended June 30, 2007
------------------------------------------------------

Condensed Consolidated Financial Statements
-------------------------------------------

Note 9, Material Commitments, page 10
-------------------------------------

10. WE SEE THAT YOU ENTERED INTO AGREEMENTS FOR THE SALE AND LEASEBACK OF YOUR HEADQUARTERS AND MANUFACTURING FACILITY THAT IS EXPECTED TO CLOSE IN THE THIRD QUARTER OF 2007. PLEASE TELL US HOW YOU WILL ACCOUNT FOR THE SALE LEASE-BACK IN ACCORDANCE WITH SFAS 13, SFAS 98 AND SFAS 28, AS APPROPRIATE.

     Response: On June 18, 2007, the Company entered into sale-leaseback agreements for its corporate headquarters and manufacturing facility. The transaction closed on September 6, 2007. Under the agreement, the Company sold its real property for $3.0 million and entered into a 10-year lease with the seller under which the Company will occupy 100% of the facilities. The lease contains two successive five-year renewal options subject to certain financial covenants and notice requirements.

     Following the guidelines established by SFAS 13, paragraph 33 as amended (SFAS 28, Amendment No. 2), the Company, as lessee, shall treat the sale-leaseback as a single financing transaction and defer any gain realized on the sale. Further, the Company will account for the lease as an operating lease in accordance with criteria established in paragraph 7 of SFAS 13 with the deferred gain referred to above amortized as a reduction in rent expense over the initial ten-year term of the lease.


This hereby confirms that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding the Company's responses to your comments, do not hesitate to call our counsel, Mike Grundei of Wiggin and Dana LLP, at 203-363-7630, or the undersigned at 203-488-6056.


                                              Sincerely,

                                              /s/ Jeffery A. Baird
                                              ---------------------------
                                              Jeffery A. Baird
                                              Chief Financial Officer


cc: Michael Grundei (Wiggin and Dana LLP)
    Richard Gesseck (UHY LLP)




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